Management’s
Discussion and
Analysis

For the Three Months Ended March 31, 2024 and 2023

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of May 13, 2024 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three months ended March 31, 2024 in comparison with the corresponding period ended March 31, 2023. This discussion should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”)available at www.centerragold.com and on SEDAR+ (“SEDAR”) at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.
Caution Regarding Forward-Looking Information

This document contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “believe”, “beyond”, “continue”, “expect”, “evaluate”, “finalizing”, “forecast”, “goal”, “ongoing”, “plan”, “potential”, “preliminary”, “project”, “restart”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2024 guidance, outlook and expectations, including production, cash flow, costs including care and maintenance and reclamation costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; the timing and amount of future benefits and obligations in connection with the Additional Royal Gold Agreement; a Preliminary Economic Assessment at Mount Milligan and any related evaluation of resources or a life of mine beyond 2035; a feasibility study regarding a potential restart of the Thompson Creek Mine followed by the Company approving a limited notice to proceed; an initial resource estimate at the Goldfield Project including the success of exploration programs or metallurgical testwork; the Company’s strategic plan; increased gold production at Mount Milligan and the success of any metallurgical reviews including the blending of elevated pyrite bearing high-grade gold, low-grade copper ore and any recoveries thereof; the site-wide optimization program at Mount Milligan including any improvements to occupational health and safety, concentrate management, the mine, mill and the plant and any potential costs savings resulting from the same; the expected gold and copper production at the Mount Milligan Mine and gold production at Öksüt Mine in 2024; the new multi-year contract with the existing mining and hauling services provider at the Öksüt Mine; royalty rates and taxes, including withholding taxes related to repatriation of earnings from Türkiye; project development costs at Thompson Creek Mine and the Goldfield Project; the decommissioning of the Kemess South TSF sedimentation pond and associated works; the commercial optimization plan at Langeloth including any improvements to profitability and its future potential; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) unanticipated ground and water conditions; risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document are set out in the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, the Kemess project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America (“USA”) and Türkiye and has options to acquire exploration joint venture properties in Canada, Türkiye, and the United States. The Company owns and operates a Molybdenum Business Unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum properties: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.
As at March 31, 2024, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Advanced evaluation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Care and maintenance	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As at May 13, 2024, there are 214,369,984 common shares issued and outstanding, options to acquire 3,042,455 common shares outstanding under the Company’s stock option plan, and 1,019,767 restricted share units redeemable for common shares outstanding under the Company’s restricted share unit plan (redeemable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended March 31,
	2024	2023	% Change
Financial Highlights
Revenue	305.8	226.5	35%
Production costs	173.8	204.3	(15)%
Depreciation, depletion, and amortization ("DDA")	33.3	18.5	80%
Earnings from mine operations	98.7	3.7	2568%
Net earnings (loss)	66.4	(73.5)	190%
Adjusted net earnings (loss)(1)	31.3	(52.9)	159%
Cash provided by (used in) operating activities	99.4	(99.8)	200%
Free cash flow (deficit)(1)	81.2	(105.9)	177%
Additions to property, plant and equipment (“PP&E”)	15.3	8.0	91%
Capital expenditures - total(1)	16.8	4.9	243%
Sustaining capital expenditures(1)	16.2	4.9	231%
Non-sustaining capital expenditures(1)	0.6	—	0%
Net earnings (loss) per common share - $/share basic(2)	0.31	(0.34)	191%
Adjusted net earnings (loss) per common share - $/share basic(1)(2)	0.15	(0.24)	163%
Operating highlights
Gold produced (oz)	111,341	33,215	235%
Gold sold (oz)	104,313	38,990	168%
Average market gold price ($/oz)	2,074	1,890	10%
Average realized gold price ($/oz )(3)	1,841	1,446	27%
Copper produced (000s lbs)	14,331	13,355	7%
Copper sold (000s lbs)	15,622	15,332	2%
Average market copper price ($/lb)	3.86	4.05	(5)%
Average realized copper price ($/lb)(3)	3.12	3.42	(9)%
Molybdenum sold (000s lbs)	2,948	3,347	(12)%
Average market molybdenum price ($/lb)	19.93	32.95	(40)%
Average realized molybdenum price ($/lb)	20.47	29.91	(32)%
Unit costs
Gold production costs ($/oz)(4)	746	1,124	(34)%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	859	1,383	(38)%
All-in costs on a by-product basis ($/oz)(1)(4)	991	2,107	(53)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,013	1,603	(37)%
Copper production costs ($/lb)(4)	1.92	2.66	(28)%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)(4)	2.09	2.67	(22)%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)As at March 31, 2024, the Company had 214,361,403 common shares issued and outstanding.
(3)This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”). is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)All per unit costs metrics are expressed on a metal sold basis.

Overview of Consolidated Results

First Quarter 2024 compared to First Quarter 2023
Net earnings of $66.4 million was recognized in the first quarter of 2024, compared to a net loss of $73.5 million in the first quarter of 2023. The increase in net earnings was primarily due to:

•higher earnings from mine operations of $98.7 million in the first quarter of 2024 compared to $3.7 million in the first quarter of 2023 primarily due to an increase in gold ounces sold at the Öksüt Mine (63,024 ounces sold in the first quarter of 2024 and no ounces sold in the first quarter of 2023 due to the suspension of gold room operations at the ADR plant). In addition to higher gold ounces sold, higher average gold prices were realized and lower production costs were incurred, partially offset by lower average realized copper prices at the Mount Milligan Mine;
•a reclamation recovery of $25.0 million in the first quarter of 2024 compared to a reclamation expense of $15.6 million in the first quarter of 2023, primarily due to an increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Thompson Creek Mine, Endako Mine and Kemess Project; and
•other non-operating income of $16.0 million recognized in the first quarter of 2024 compared to other non-operating income of $3.2 million in the first quarter of 2023 primarily attributable to a higher foreign exchange gain related to movement in foreign currency exchange rates, and a higher interest income earned on the Company’s cash balance.

The increase in net earnings was partially offset by a higher income tax expense of $29.9 million in the first quarter of 2024. The increase in income tax expense was primarily due to an increase in current income tax expense resulting from the Öksüt Mine’s resumption of operations in the second quarter of 2023.

Adjusted net earningsNG of $31.3 million were recognized in the first quarter of 2024, compared to an adjusted net lossNG of $52.9 million in the first quarter of 2023. The increase in adjusted net earningsNG was primarily due to higher earnings from mine operations and higher other non-operating income, partially offset by higher income tax expense as outlined above.

The main adjusting items to net earnings in the first quarter of 2024 were:

•$25.0 million of reclamation provision revaluation recovery, as noted above;
•$6.8 million of income tax adjustments mainly resulting from a withholding tax expense on the repatriation of the Öksüt Mine’s earnings;
•$8.9 million of unrealized gain on foreign exchange gains from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable at the Öksüt Mine;
•$2.5 million of transaction costs related to the Additional Royal Gold Agreement;
•$1.6 million of unrealized loss on marketable securities; and
•$1.5 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement.$2.5

The adjusting items to net loss in the first quarter of 2023 were:

•$15.6 million of reclamation provision revaluation expense at sites on care and maintenance at the Endako Mine, Kemess Project and the Thompson Creek Mine primarily attributable to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows; and
•$5.0 million of current income tax expense resulting from the introduction by the Turkish government of a one-time income tax levied on taxpayers eligible to claim Investment Incentive Certificate benefits in 2022.

Cash provided by operating activities was $99.4 million in the first quarter of 2024, compared to cash used in operating activities of $99.8 million in the first quarter of 2023. The increase in cash provided by operating activities was primarily due to 63,024 gold ounces sold at the Öksüt Mine in the first quarter of 2024 compared to no ounces sold in the first quarter of 2023, higher average realized gold prices and higher gold ounces sold at the Mount Milligan Mine. Other contributing factors were a favourable working capital change at the Öksüt Mine primarily related to the timing of vendor payments and a favorable difference in the change in working capital at the Langeloth facility due to the large working capital build-up during the first quarter of 2023 mainly related to the molybdenum price. Partially offsetting the overall increase in cash provided by operating activities were lower average realized copper prices at the Mount Milligan Mine and an unfavorable working capital change at the Mount Milligan Mine primarily related to the timing of vendor payments and timing of cash collection on concentrate shipments.

Free cash flowNG of $81.2 million was recognized in the first quarter of 2024, compared to a free cash flow deficitNG of $105.9 million in the first quarter of 2023. The increase in free cash flowNG was primarily due to higher cash provided by operating activities as outlined above, partially offset by higher property, plant and equipment additions at the Öksüt Mine mainly from higher capitalized stripping costs.
Recent Events and Developments

Transaction with RGLD Gold AG and Royal Gold, Inc.

The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”).

On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. (“TCM”) entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”), relating to the Mount Milligan Mine. As part of the Additional Royal Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for the Mount Milligan Mine’s gold and copper delivered to Royal Gold based on the achievement of certain threshold amounts of gold and copper delivered to Royal Gold from shipments occurring after January 1, 2024. The percentage of gold and copper production streamed to Royal Gold remains unchanged at 35% gold and 18.75% copper.

The first threshold date (“First Threshold Date”) will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or 30,000 tonnes of copper from shipments occurring after January 1, 2024. The second threshold (gold) date (“Second Threshold (Gold) Date”) will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the second threshold (copper) date (“Second Threshold (Copper) Date”) will occur once TCM has delivered to Royal Gold 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024.

When considered together with the streaming payments under the Mount Milligan Streaming Agreement, the Additional Royal Gold Agreement will effectively provide aggregate cash payments for gold and copper sold (“Threshold Payments”) under the Mount Milligan Streaming Agreement as follows:

For gold:

•the lower of $850 per ounce and 50% of the gold spot price for the period between the First Threshold Date and the Second Threshold (Gold) Date; and
•the lower of $1,050 per ounce and 66% of the gold spot price from and after the Second Threshold (Gold) Date.

For copper:

•50% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and
•66% of the copper spot price from and after the Second Threshold Copper Date.

The Additional Royal Gold Agreement also provides the Mount Milligan Mine a right to elect to receive payments (“Pre-Threshold Payments”) from Royal Gold prior to the First Threshold Date but only in a low commodity price environment. If both the gold spot price is at or falls below $1,600 per ounce and the copper spot price is at or falls below $3.50 per pound (“Pre-Threshold Reference Prices”), then the Company may elect to receive:

•For gold, the lesser of: (i) $415 per ounce, for an aggregate cash payment per ounce equal to $850 when including any cash payment under the Mount Milligan Mine Streaming Agreement; and (ii) an amount per ounce equal to the difference of 66% of the gold spot price, less any cash payment under the Mount Milligan Mine Streaming Agreement; and
•For copper, 35% of the copper spot price, for an aggregate cash payment per metric tonne equal to 50% of the copper spot price when including any cash payment under the Mount Milligan Mine Streaming Agreement.

Any Pre-Threshold Payments previously received would be offset against Threshold Payments if the prices of gold and copper each increase above the Pre-Threshold Reference Prices at the time of any gold or copper delivery under the Mount Milligan Mine Streaming Agreement.

The Company and TCM have agreed to make certain payments and deliveries to Royal Gold as part of the Additional Royal Gold Agreement, including:

•An upfront cash payment of $24.5 million;
•A commitment to deliver an aggregate of 50,000 ounces of gold. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership. Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030;
•Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occurring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine’s annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the later of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in the Additional Royal Gold Agreement; and
•An indemnification for Royal Gold and its affiliates for up $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years
The value of the Threshold Payments to be received by the Company will depend on the Mount Milligan Mine’s production and the ability to sustain current life of mine (i.e. additional gold and copper payments can be suspended if (and for as long as) the Company discloses proven and probable reserves which, when combined with mining depletion from the transaction date, are lower than those disclosed in the mineral reserves and mineral resources update on February 14, 2024). Potential suspension of Threshold Payments would not impact the Company’s and TCM’s obligation to make the payments and deliveries mentioned above to Royal Gold.

As a result of the Additional Royal Gold Agreement, the mine life has been extended by two years to 2035, subject to normal course permitting, and has declared mineral resources of 510 million tonnes, inclusive of reserves. The Company has initiated a Preliminary Economic Assessment (“PEA”) as part of a strategic process to evaluate the total potential of the Mount Milligan Mine ore deposit with the substantial mineral resources at the Mount Milligan Mine with a goal to unlock additional value beyond its current 2035 mine life. The scope of the PEA is expected to include significant drilling completed to the west of the pit not currently included in the existing resource, plus inclusion of existing resources, most of which are classified in the measured and indicated categories. The PEA also plans to evaluate several capital projects to support a further expansion of the Mount Milligan Mine’s life, including options for a new tailings storage facility (“TSF”) and potential process plant upgrades. The strategic evaluation is expected to continue into next year to be completed in the first half of 2025.

The Company disbursed the cash payment of $24.5 million to Royal Gold in the first quarter of 2024.

Normal Course Issuer Bid

On November 3, 2023, Centerra announced that the Toronto Stock Exchange had accepted the renewal of a normal course issuer bid (“NCIB”) to purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2023 and ending on November 6, 2024. Any tendered Common Shares taken up and paid for Centerra under the NCIB are cancelled.

During the three months ended March 31, 2024, the Company repurchased 1,783,800 common shares for a total consideration of $10.0 million (C$13.4 million) under its NCIB program.

Exploration and Project Evaluation Update

Exploration activities during the quarter included drilling, surface rock and soil sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the United States of America (“USA”). The activities were primarily focused on drilling programs at the Goldfield Project in Nevada, the Mount Milligan Mine in British Columbia, Öksüt Mine in Türkiye and at greenfield projects in the USA and Türkiye. Project evaluation expenditures were primarily focused on the Goldfield Project in Nevada and the Thompson Creek Mine in Idaho.

Mount Milligan Mine

The 2024 planned diamond drilling programs at the Mount Milligan Mine total up to 16,000 meters in 37 drill holes. Resource expansion and brownfield exploration targets include zones on the western margin of the open pit, i.e., Goldmark and North Slope zones, where positive drilling results were returned in previous drilling campaigns.

At the end of the first quarter of 2024, four drill holes totaling 873 meters of diamond drilling were completed. The in-fill drilling in the 66 zone (Phase 7 mining area) focuses on gaps within the current resource model to support mine operations in the area. Brownfield exploration and ongoing in-fill drilling will continue in the second quarter of 2024.

Goldfield Project

Exploration

At the Goldfield project in Nevada, USA, brownfield exploration with diamond and reverse circulation (“RC”) drilling started at the Adams and Jupiter prospects in the first quarter of 2024, completing 26 drillholes for a total of 2,602 meters. Drilling at Jupiter in the first quarter of 2024 comprised 12 reverse circulation drillholes for a total of 1,164 meters. Drilling at Adams in the first quarter of 2024 consisted of 14 diamond drillholes for a total of 1,438 meters. The Jupiter prospect is located 1.5 kilometers northeast of the Gemfield deposit, and the Adams prospect is located 2 kilometers northeast of the Gemfield deposit.

Drilling at the Adams prospect targeted shallow, east-dipping oxide mineralization, hosted in the Kendall Tuff and Diamondfield sediment units. The Adams target zone is a northeast-trending fault system, with dimensions roughly 1.3 by 0.3 kilometers. Historic drilling becomes more and more sparse as the trend continues to the northeast, but mineralization continues throughout the zone.

The drillholes at Adams are designed to follow-up on historic drilling in the area, as well as identify new mineralization along strike of the main ore body. Phase One drilling consists of primarily diamond drilling, as all historic holes were drilled as RC or rotary.

Project Evaluation

As a result of a continuing strategic review of the project, the Company continues to focus exploration activities on oxide and transition material, principally in the Gemfield and nearby deposits with a view to develop a more simplified ore processing method and a flow sheet with lower capital costs and increased returns on the project when compared to the known sulphide ore at the Goldfield project. The Company will take additional time to perform exploration activities in its large, under-explored land position, targeting oxide mineralization that could be incorporated into the initial resource estimate when completed. The primary objective for the Goldfield project in 2024 is to complete initial resource estimate for the property, targeted for the end of year. Ongoing activities include bulk sampling work, large column leach testing, developing preliminary designs for pit and heap leach facilities as well as other technical, permitting, and land work necessary for finalizing the initial resource estimate for the project.

2024 Outlook

The Company’s 2024 outlook, previously disclosed in the MD&A for the year ended December 31, 2023, filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, is unchanged except for the following revisions: the Kemess Project’s reclamation costs have been revised down from the range of $24 to $30 million to the range of $19 to $25 million, and the expected Öksüt Mine taxes have been increased from the range of $46 to $52 million to the range of $54 to $60 million due to higher gold prices. The Company notes that, except for the changes highlighted above, the rest of the outlook remains unchanged. The Company’s full year 2024 outlook, as adjusted, and comparative actual results for the three months ended March 31, 2024 are set out in the following table:

	Units	Three months ended March 31, 2024	2024 Guidance
Production
Total gold production(1)	(Koz)	111	370 - 410
Mount Milligan Mine(2)(3)(4)	(Koz)	48	180 - 200
Öksüt Mine	(Koz)	63	190 - 210
Total copper production(2)(3)(4)	(Mlb)	14	55 - 65
Unit Costs(5)
Gold production costs(1)	($/oz)	746	800 - 900
Mount Milligan Mine(2)	($/oz)	954	950 - 1,050
Öksüt Mine	($/oz)	587	650 - 750
All-in sustaining costs on a by-product basisNG(1)(3)(4)	($/oz)	860	1,075 - 1,175
Mount Milligan Mine(4)	($/oz)	688	1,075 - 1,175
Öksüt Mine	($/oz)	823	900 - 1,000
All-in costs on a by-product basisNG(1)(3)(4)	($/oz)	990	1,225 - 1,325
Mount Milligan Mine(4)	($/oz)	727	1,100 - 1,200
Öksüt Mine	($/oz)	826	900 - 1,000
All-in sustaining costs on a co-product basisNG(1)	($/oz)	1,013	1,125 - 1,225
Mount Milligan Mine	($/oz)	1,044	1,175 - 1,275
Öksüt Mine	($/oz)	826	900 - 1,000
Copper production costs	($/lb)	1.92	1.75 - 2.25
All-in sustaining costs on a co-product basisNG	($/lb)	2.09	2.50 - 3.00
1.Consolidated Centerra figures.
2.The Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. Using an assumed market gold price of $2,000 per ounce and a blended copper price of $3.75 per pound for 2024, Mount Milligan Mine’s average realized gold and copper price for the remaining three quarters of 2024 would be $1,419 per ounce and $2.96 per pound, respectively, compared to average realized prices of $1,552 per ounce and $3.12 per pound in the three-month period ended March 31, 2024, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs. The blended copper price of $3.75 per pound factors in copper hedges in place as of March 31, 2024.
3.In 2024, gold and copper production at the Mount Milligan Mine is projected with recoveries estimated at 64% and 78%, respectively.
4.Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5.Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.

Production Profile

In the three months ended March 31, 2024, the Company reported consolidated gold and copper production of 111,341 ounces of gold and 14.3 million pounds of copper, respectively. Centerra's full year 2024 consolidated gold production is projected to be between 370,000 and 410,000 ounces with an estimated 180,000 to 200,000 ounces from the Mount Milligan Mine and 190,000 to 210,000 ounces from the Öksüt Mine, which is unchanged from the previous guidance. Copper production is expected to be 55 to 65 million pounds for the full year of 2024 and is unchanged from the previous guidance.

In the three months ended March 31, 2024, the Mount Milligan Mine produced 48,317 ounces of gold and 14.3 million pounds of copper. Mount Milligan’s full year 2024 gold production is expected to be in the range of 180,000 to 200,000 ounces, which is unchanged from the previous guidance. The Company expects gold and copper production for the Mount Milligan Mine to be evenly weighted throughout the year. However, due to the timing of shipments, the second quarter of 2024 is expected to have the lowest quarterly gold and copper sales for the year. Gold and copper sales in the second half of the year are expected to contribute approximately 55% of the annual sales. The Mount Milligan Mine carried out a planned mill shutdown in February 2024 for the SAG mill reline and is planning a second mill maintenance shutdown for approximately 100 hours in the third quarter of the year. The Mount Milligan Mine is continuing to execute on a full asset optimization process, initially launched in the fourth quarter of 2023. This optimization process includes targeted initiatives aimed at enhancing safety, production and cost-efficiency. Notable achievements in the first quarter of 2024 include an improved safety record, increased availability and utilization of the haul fleet and increased mill throughput per operating day. Additionally, as part of the ongoing performance improvement efforts, the site has started to test a number of initiatives that aim to increase the overall copper and gold recoveries. This includes real-time adjustments to the flotation circuit for improved stabilization with regard to optimal grind sizing and throughput, producing a higher volume of gold-copper concentrate with lower copper grades and ore blending initiatives to improve the processing of elevated pyrite bearing high-grade gold, low-grade copper ore.

In the three months ended March 31, 2024, the Öksüt Mine produced 63,024 ounces of gold. For the full year of 2024, the Öksüt Mine is expected to produce between 190,000 to 210,000 ounces of gold, which is unchanged from the previous guidance. The Öksüt Mine plans to process most of the gold inventory accumulated in the previous year in the first half of 2024 which will contribute approximately 60% of the Öksüt Mine annual gold production. Gold sales are expected to closely follow the gold production profile which will be elevated in the first half of 2024.

Cost Profile

In the three months ended March 31, 2024, the Company’s consolidated gold production costs amounted to $746 per ounce. For the full year of 2024, the Company anticipates its consolidated gold production costs to range from $800 to $900 per ounce, which is unchanged from the previous guidance.

In the three months ended March 31, 2024, the Mount Milligan Mine reported gold production costs of $954 per ounce. For the full year of 2024, the Company anticipates the Mount Milligan Mine’s gold production cost guidance to be in the range of $950 to $1,050 per ounce, which is unchanged from the previous guidance. The Company anticipates an increase in gold production costs per ounce in the second and third quarters of 2024. The expected increase in the second quarter is primarily due to the timing of gold and concentrate shipments. In the third quarter, the expected increase in costs is primarily attributed to higher mining costs and increased mill maintenance expenses from the scheduled plant shutdown. Costs are anticipated to normalize in the final quarter of the year, bringing the annual gold production costs per ounce within the guidance range. As part of the ongoing full asset optimization review, the Mount Milligan Mine is actively pursuing opportunities to reduce operational costs. These efforts are focused on several key areas including optimizing costs of major consumables and spare parts by improvement of procurement strategies as well as streamlining logistics to minimize costs related to the transportation of materials and supplies and shipment of gold-copper concentrates.

In the three months ended March 31, 2024, the Öksüt Mine reported gold production costs of $587 per ounce. This low cost per ounce was primarily due to processing the stacked ore inventory that was accumulated at the Öksüt Mine in prior years, resulting in a relatively low weighted average costs per ounce. During the first half of 2024, the Öksüt Mine’s gold production costs per ounce is expected to benefit from processing the heap leach inventory accumulated in the previous year. For the full year of 2024, the Company estimates the Öksüt Mine’s gold production costs in the range of $650 to $750 per ounce, which is unchanged from the previous guidance. The expected increase in gold production cost per ounce in the second half of 2024 is expected to be primarily attributed to an increase in mining and hauling costs, higher weighted average cost per ounce in the remaining inventory as well as lower gold production and sales, as noted above. The increase in mining and hauling costs reflects adjustments to the mine’s operational agreements and contracts, including the local labour agreements and revisions to the contract with a local mining contractor. In January 2024, the Öksüt Mine renewed its multiyear contract with its local mining contractor, procuring mining and hauling services for the duration of the current life of mine.

Copper production costs at the Mount Milligan Mine were $1.92 per pound in the three months ended March 31, 2024. For the full year of 2024, copper production costs are projected to be in the $1.75 to $2.25 per pound range, which is unchanged from the previous guidance. The Company expects an increase in copper production costs during the second and third quarters of 2024. The expected rise in the second quarter is primarily attributed to the timing of gold and copper sales due to logistical factors associated with gold and copper concentrate shipments, while the cost increase in the third quarter is due to higher mining and mill maintenance costs anticipated in the period. While copper production costs are expected to increase in the second half of 2024, the Company forecasts full year copper production costs to decrease within the guidance range noted above.

Consolidated all-in sustaining costs on a by-product basisNG were $860 per ounce in the three months ended March 31, 2024. For the full year of 2024, the Company expects its consolidated all-in sustaining costs on a by-product basisNG to be in the range of $1,075 to $1,175 per ounce, which is unchanged from the previous guidance. The Company expects an increase in consolidated all-in sustaining costs on a by-product basisNG in the remaining three quarters of 2024, compared to the first quarter of 2024 due to lower gold and copper sales volumes expected in the second quarter at the Mount Milligan Mine followed by a gradual increase in gold production costs per ounce at the Öksüt Mine and higher sustaining capital expendituresNG at the Mount Milligan Mine planned for the remainder of the year.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basisNG were $688 per ounce in the three months ended March 31, 2024. For the full year of 2024, all-in sustaining costs on a by-product basisNG are expected to range from $1,075 to $1,175 per ounce, which is unchanged from the previous guidance. All-in sustaining costs on a by-product basisNG are expected to increase in the second and third quarters of 2024. The expected cost increase in the second quarter is due to lower gold and copper sales volumes, while the expected cost increase in the third quarter is due to lower expected credits from copper sales anticipated for the quarter. In addition, the Company plans higher sustaining capital expendituresNG in the second and third quarters of the year, primarily due to planned TSF construction. Costs are anticipated to normalize in the final quarter of the year, bringing the annual all-in sustaining costs on a by-product basisNG per ounce within the guidance range.

The Öksüt Mine’s all-in sustaining costs on a by-product basisNG were $823 per ounce in the three months ended March 31, 2024. For the full year of 2024, all-in sustaining costs on a by-product basisNG at the Öksüt Mine are expected to be in the range of $900 to $1,000 per ounce, which is unchanged from the previous guidance. The projected increase in all-in sustaining costs on a by-product basisNG per ounce compared to the three months ended March 31, 2024 is mainly attributed to the higher gold production costs, as outlined above. In addition, the Öksüt Mine is anticipated to incur slightly higher sustaining capital expendituresNG in the second and third quarters of 2024 due to timing of planned capital projects.

Consolidated all-in costs on a by-product basisNG were $990 per ounce in the three months ended March 31, 2024. For the full year of 2024, the Company expects all-in costs on a by-product basisNG to be between $1,225 and $1,325 per ounce, which is unchanged from the previous guidance. The Company anticipates an increase in consolidated all-in costs on a by-product basisNG for the remainder of 2024 relative to the first quarter of 2024. This expected increase is due to higher consolidated all-in sustaining costs on a by-product basisNG as outlined above, and higher pre-development and exploration expenditures. All-in costs on a by-product basisNG for the three months ended March 31, 2024 were $727 per ounce at the Mount Milligan Mine and $826 per ounce at the Öksüt Mine and not significantly different from site all-in sustaining costs on a by-product basisNG.

Capital Expenditures

(Expressed in millions of United States dollars)	Three months ended March 31, 2024	2024 Guidance
Capital Expenditures
Additions to PP&E(1)	15.3	108 - 140
Mount Milligan Mine	0.8	55 - 65
Öksüt Mine	12.6	40 - 50
Molybdenum BU(2)	0.9	12 - 22
Other	1.0	1 - 3
Sustaining Capital ExpendituresNG(1)	16.2	100 - 125
Mount Milligan Mine	4.1	55 - 65
Öksüt Mine	11.3	40 - 50
Langeloth Facility	0.5	5 - 10
Other	0.3	-
Non-sustaining Capital ExpendituresNG(1)	0.6	8 - 15
Thompson Creek Mine(3)	0.4	7 - 12
Other	0.2	1 - 3
Total Capital ExpendituresNG(1)	16.8	108 - 140
1.Consolidated Centerra figures.
2.Includes additions to PP&E at Langeloth Facility of $0.5 million and Thompson Creek Mine of $0.4 million.
3.Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.

Additions to Property, Plant and Equipment (“PP&E”) for IFRS accounting purposes includes certain non-cash additions to PP&E such as positive or negative changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. The reconciliation of Additions to PP&E and capital expendituresNG is included in the Non-GAAP and Other Financial Measures section of this MD&A. In the three months ended March 31, 2024, consolidated additions to PP&E were $15.3 million and total capital expendituresNG were $16.8 million. For the full year of 2024, both consolidated additions to PP&E and total capital expendituresNG are planned to be in the range of $108 to $140 million, which is unchanged from the previous guidance. Total capital expendituresNG are expected to be higher in the remaining three quarters of 2024 relative to the first quarter of 2024 primarily due to the timing of the capital expendituresNG at the Mount Milligan Mine.

The Mount Milligan Mine’s additions to PP&E in the three months ended March 31, 2024 were $0.8 million and total capital expendituresNG were $4.1 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $3.2 million. For the full year of 2024, the Company is expecting additions to PP&E and total capital expendituresNG in the range of $55 to $65 million, which is unchanged from the previous guidance. Most of the 2024 capital expendituresNG relate to capitalized TSF construction costs amounting to $23 to $25 million, completion of a water pumping system construction project that was started in 2023 as well as overhauls and purchases of mobile equipment.

The Öksüt Mine’s additions to PP&E in the three months ended March 31, 2024 were $12.6 million and total capital expendituresNG were $11.3 million. For the full year of 2024, at the Öksüt Mine the Company plans sustaining capital expendituresNG of $40 to $50 million, which is unchanged from the previous guidance. Most of the sustaining capital expendituresNG relate to capitalized stripping costs (amounting to $24 to $27 million), waste rock dump expansion project, the heap leach pad expansion and contact water treatment plant construction projects.

The Langeloth Facility’s additions to PP&E and total capital expendituresNG were $0.5 million in the three months ended March 31, 2024. For the full year of 2024, the Langeloth Facility is projecting sustaining capital expenditures to be in the range of $5 to $10 million. The majority of these costs are anticipated for maintenance capital expenditures related to a planned outage of the sulfuric acid plant to be executed in the course of the second quarter of 2024, and is a routine procedure conducted every several years.

The Thompson Creek Mine’s additions to PP&E and total capital expendituresNG were $0.4 million in the three months ended March 31, 2024. In the first half of 2024, the non-sustaining capital expendituresNG are expected to be in the range of $7 to $12 million. These expenditures are primarily intended to cover capital projects associated with early work activities. This includes a limited scope refurbishment of the existing mobile equipment fleet and the purchase of additional mobile equipment, necessary to prepare for a potential limited notice to proceed. The Company expects to authorize a limited notice to proceed upon the completion of a feasibility study anticipated in the late summer of 2024.

Molybdenum Business Unit

(Expressed in millions of United States dollars)	Three months ended March 31, 2024	2024 Guidance
Langeloth Facility
Loss from operationsNG(1)	(3.8)	(5) - (15)
Cash (used in) provided by operations before changes in working capital	(2.0)	(5) - 0
Changes in Working Capital	3.8	(20) - 20
Cash Provided by (Used in) Operations	1.8	(25) - 20
Sustaining Capital ExpendituresNG	(0.5)	(5) - (10)
Free Cash Flow (Deficit) from OperationsNG	1.3	(30) - 10
Thompson Creek Mine(2)
Project Evaluation Expenses(3)	(6.9)	(17) - (20)
Care and Maintenance Expenses - Cash	(0.9)	(1) - (3)
Changes in Working Capital	0.6	—
Cash Used in Operations	(7.2)	(18) - (23)
Non-sustaining Capital ExpendituresNG	(0.4)	(7) - (12)
Free Cash Flow Deficit from OperationsNG	(7.6)	(25) - (35)
Endako Mine
Care and Maintenance Expenses - Cash	(1.1)	(5) - (7)
Reclamation Costs	—	(15) - (18)
Cash Used in Operations	(1.1)	(20) - (25)
1.Includes DDA of $0.9 million in the Q1 2024 actuals and $5 to $10 million in the full year of 2024 guidance.
2.Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.
3.Project evaluation expenses are recognized as expense in the consolidated statements of earnings (loss).

In the three months ended March 31, 2024, the Langeloth Facility’s loss from operations was $3.8 million, which included DDA of $0.8 million and write-down of inventory of $1.0 million. In 2024, the Langeloth Facility expects a loss from operations in the range of $5 to $15 million, which includes DDA of $5 to $10 million, and is unchanged from the previous guidance. The Company expects that the cash used in operations at the Langeloth Facility will primarily be driven by changes in working capital. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. In 2024, the Company expects an incremental release of working capital of approximately $20 million at a molybdenum price of $15 per pound and an incremental investment in working capital of approximately $20 million at a molybdenum price of $25 per pound. As part of Centerra’s strategy to maximize the value for each asset in its portfolio, the Company has recently completed a commercial optimization plan for the Langeloth Facility, geared at increasing profitability and evaluating its future potential. Details of the commercial optimization plan and the value potential at the Langeloth Facility will be announced in conjunction with the Thompson Creek Mine feasibility study in the late summer of 2024.

In the three months ended March 31, 2024, the Company’s expenditures at the Thompson Creek Mine were $7.6 million, including $0.9 million for care and maintenance, $6.9 million costs related to advancement of project studies and early works, including pre-stripping activities in the main open pit area and $0.4 million costs for capital expendituresNG. In the first half of 2024, Thompson Creek Mine is expected to spend approximately $25 to $35 million, which is unchanged from the previous guidance, and includes $7 to $12 million of capital expendituresNG outlined above, $17 to $20 million of project evaluation expenses, and $1 to $3 million of care and maintenance costs. Project evaluation activities include costs necessary to conduct a mill optimization study, costs to complete the feasibility study, costs to continue pre-stripping in the main pit area and other general site costs. Upon the completion of the feasibility study and a decision on the limited notice to proceed expected in the late summer of 2024, the Company plans to update the outlook for the Thompson Creek Mine for the balance of the year.

In the three months ended March 31, 2024, the Company's cash expenditures at the Endako Mine totaled $1.1 million, with no costs attributed to reclamation. For the full year of 2024, care and maintenance costs are expected to be in the range of $5 to $7 million and reclamation costs are estimated to be between $15 to $18 million, which is unchanged from the previous guidance. Reclamation activities in 2024 will be focused on the closure of the spillway for Tailings Pond 2 with most of the costs expected to be spent in the second half of the year. Reclamation costs planned in 2024 have been included in the reclamation provision as at March 31, 2024.

Project Evaluation, Exploration, and Other Costs

(Expressed in millions of United States dollars)	Three months ended March 31, 2024	2024 Guidance
Project Exploration and Evaluation Costs
Goldfield Project	2.6	9 - 13
Thompson Creek Mine(1)	6.9	17 - 20
Total Project Evaluation Costs	9.5	26 - 33
Brownfield Exploration	2.9	17 - 22
Greenfield and Generative Exploration	2.6	18 - 23
Total Exploration Costs	5.5	35 - 45
Total Exploration and Project Evaluation Costs	15.0	61 - 78
Other Costs
Kemess Project(2)	2.9	19 - 25
Corporate Administration Costs	10.0	37 - 42
Stock-based Compensation	1.0	8 - 10
Other Corporate Administration Costs	9.0	29 - 32
0.10.2
1.Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.
2.Includes care and maintenance costs as well as reclamation costs included in the reclamation provision as at March 31, 2024.

Exploration Expenditures (excluding Project Evaluation costs)

In the three months ended March 31, 2024, total exploration expenditures were $5.5 million, including $5.4 million related to expensed exploration and capitalized exploration costs of $0.1 million. Following the relatively low spending in the first quarter of 2024, total exploration expenditures for the full year of 2024 are expected to be in the range of $35 to $45 million, which is unchanged from the previous guidance. The exploration expenditures will be approximately evenly split between brownfield and greenfield projects. The exploration targets for brownfield projects include further drilling at Mount Milligan and Öksüt Mines as well as Goldfield and Oakley Projects.

Goldfield Project

In the three months ended March 31, 2024, exploration and project evaluation costs related to the Goldfield Project in Nevada, USA amounted to $4.3 million, including 1.7$2.6 million for project evaluation costs and $1.7 million for exploration costs. For the full year of 2024, project evaluation costs are expected to be in the range between $9 million to

$13 million, which is unchanged from the previous guidance. The primary objective for the Goldfield Project in 2024 is to complete initial resource estimate for the property, targeted for the end of year. Planned activities include bulk sampling work, large column leach testing, developing preliminary designs for pit and heap leach facilities as well as other technical, permitting, and land work necessary for finalizing the initial resource estimate for the project. While the bulk sampling work and blast fragmentation studies were completed in the first quarter of 2024, the large column leach testwork program is expected to continue in the second quarter of 2024.

Kemess Project

In the three months ended March 31, 2024, care and maintenance costs at the Kemess Project were $2.9 million. In 2024, the Kemess Project will continue to be on care and maintenance. Care and maintenance costs are expected to be in the range of $12 to $14 million, which is unchanged from the previous guidance.

While Kemess Project has not been a priority for the Company’s project pipeline in the recent past, the Company is now re-evaluating the technical concepts for the property. In 2024, the Company has allocated funds to testing these new concepts to determine the future potential of the project. These activities are expected to include confirmation and exploration drilling as well as technical studies. The cost of these activities is included in the guidance range outlined above. The Company is also delaying some works related to decommissioning of the Kemess South TSF sedimentation pond and associated works and has updated its estimate for reclamation and study costs at the Kemess Project to $7 to $11 million from the prior guidance of $12 to $16 million. Reclamation costs planned in 2024 have been included in the reclamation provision as at March 31, 2024.

Corporate Administration

In the three months ended March 31, 2024, corporate and administration expenses were $10.0 million, including stock-based compensation expense of $1.0 million. Corporate and administration expenses for the full year of 2024 are expected to be in the range of $37 to $42 million (including $8 to $10 million of stock-based compensation expenses), which is unchanged from the previous guidance. In the three months ended March 31, 2024, the stock-based compensation expense was partly impacted by the Company’s share price performance. In addition, other corporate administrative costs for the first quarter of 2024 included severance costs of approximately $0.7 million.

Depreciation, Depletion and Amortization

(Expressed in millions of United States dollars)	Three months ended March 31, 2024	2024 Guidance
Depreciation, depletion and amortization(1)	33.3	140 - 165
Mount Milligan Mine	18.3	90 - 100
Öksüt Mine	14.2	45 - 55
Other	0.8	5 - 10
1.Consolidated Centerra figures.

Consolidated DDA included in the costs of sales was $33.3 million in the three months ended March 31, 2024 and is expected to increase to the range of $140 to $165 million in 2024, which is unchanged from the previous guidance. The Mount Milligan Mine’s DDA expense in the three months ended March 31, 2024 was $18.3 million and is expected to trends towards the lower end of the range of $90 to $100 million in 2024 due the extension of the life of mine related to the Additional Royal Gold Agreement. Öksüt Mine’s DDA expense in the months ended March 31, 2024 was $14.2 million and is expected to be in the range of $45 to $55 million, which is unchanged from the previous guidance. The remaining balance of DDA expense for 2024 is estimated to be approximately $5 to $10 million and is primarily related to the Langeloth Facility and is unchanged from the previous guidance.

Current Taxes and Tax Payments

(Expressed in millions of United States dollars)	Three months ended March 31, 2024	2024 Guidance
Income tax and BC mineral tax expense(1)	37.4	55 - 65
Mount Milligan Mine	0.9	1 - 5
Öksüt Mine	36.5	54 - 60
1.Consolidated Centerra figures.

The Mount Milligan Mine’s British Columbia mineral tax expense in the three months ended March 31, 2024 was $0.9 million and the cash taxes paid were $nil. The difference between tax expense and cash taxes paid is due to timing of tax payments. For the full year of 2024, Mount Milligan Mine’s British Columbia mineral tax expense and tax payments are each expected in the same range of $1 to $5 million, which is unchanged from the previous guidance.

The Öksüt Mine’s current income tax expense in the three months ended March 31, 2024 was $36.5 million, including a withholding tax expense of $11.8 million on the repatriation of the Öksüt Mine’s earnings. Cash taxes of $0.4 million were paid in the quarter. For the full year of 2024, the Öksüt Mine income tax expense is expected to be in the range of $54 to $60 million, which is a slight increase from the previous guidance of $46 to $52 million and reflects an assumption of a higher gold price per ounce. The Öksüt Mine income tax expense reflects a 25% income tax rate and a withholding tax expense of $17 million on the expected repatriation of the Öksüt Mine’s earnings. The Öksüt Mine’s current income tax expense recorded in the first quarter of 2024 was driven by the increasing gold price as well as higher volume of ounces sold in the quarter relative to the remaining three quarters of the year. Lower ounces sold, estimated for the second half of 2024 are expected to result in a lower current income tax expense projected for the second half compared to the first half of 2024.

The Öksüt Mine is expected to pay approximately $95 to $105 million in cash taxes in 2024, which is an increase from the previous guidance of $85 to $95 million which is mainly due to an assumption of a higher gold price per ounce as outlined above. The difference between income tax expense and cash taxes paid is due to the timing of tax payments. Due to timing of Turkish tax filings, the Company expects to pay approximately $75 million of cash taxes in the second quarter of 2024.

On April 30, 2024, a regulation amendment was published in the official gazette of the Republic of Türkiye, announcing that no inflation accounting adjustment should be applied to the calculation of income tax for the three months ended March 31, 2024. As substantive enactment occurred after March 31, 2024, the Company concluded that the regulation amendment constitutes a non-adjusting subsequent event under IAS 10 and hence did not have an impact on the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2024. The Company estimates that the change in tax law would otherwise have increased current income tax expense by $4.2 million and deferred income tax liability by $4.0 million. The Company continues to expect that the inflation accounting adjustment will apply to the full 2024 fiscal year under the current tax law. Therefore, the regulation amendment is expected to only impact the timing of tax payments between the periods in 2024.

Other

As a result of the Additional Royal Gold Agreement, the Company disbursed an upfront cash payment of $24.5 million to Royal Gold in February 2024. See “Recent Events and Developments” section in this MD&A.

2024 Material Assumptions

Other material assumptions or factors not mentioned above but used to estimate production and costs for the remaining three quarters of 2024 after giving effect to the hedges in place as at March 31, 2024, include the following:

•market gold price of $2,000 per ounce ($1,850 per ounce in the previous guidance), and an average realized gold price at the Mount Milligan Mine of $1,419 per ounce after reflecting the Mount Milligan Streaming

Agreement (i.e., 35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs.
•market price of $3.75 per pound ($3.50 per pound in the previous guidance) for the unhedged portion of copper production. This equates to a blended copper price of $3.75 per pound ($3.50 per pound in the previous guidance), reflecting a minimum projected impact of a reduced volume of copper hedges in place for 2024. Realized copper price at the Mount Milligan Mine is estimated to average $2.96 per pound after reflecting the Mount Milligan Streaming Agreement (18.75% of the Mount Milligan Mine’s copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs.
•molybdenum price of $20.00 per pound (unchanged from the previous guidance).
•exchange rates are unchanged from the previous guidance and set as follows: $1USD:$1.33 CAD, $1USD:30 Turkish lira.
•diesel fuel price of $1.06/litre or CAD$1.41/litre (unchanged from the previous guidance) at the Mount Milligan Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2024 as the increase in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until later. See “Recent Events and Developments” section in this MD&A.

Mount Milligan Streaming Agreement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for the year 2024 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2024 and related risk factors can be found under the heading “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent Annual Information Form (“AIF”).

2024 Sensitivities

Centerra’s costs and cash flows for the remaining three quarters of 2024 are sensitive to changes in certain key inputs. The company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)(2)	-$100/oz	11.0 - 15.5	—	22.0 - 25.0	11.5 - 14.0	8 - 9
	+$100/oz	8.0 - 5.5	—	15.5 - 17.0	15.0 - 17.0	22 - 23
Copper price(1)(2)	-20%	0.5 - 1.0	—	18.5 - 25.0	18.0 - 24.0	70 - 80
	20%	0.8 - 1.0	—	26.0 - 32.5	25.0 - 31.0	95 - 100
Diesel fuel(1)	10%	0.8 - 1.0	0.4 - 0.5	—	1.2 - 1.5	3 - 4
Canadian dollar(1)(3)	10 cents	12.4 - 13.0	0.1 - 0.2	—	12.5 - 13.2	40 - 50
Turkish lira(3)	1 lira	0.2 - 0.5	0.1 - 0.2	—	0.3 - 0.7	1 - 3
(1)Includes the effect of the Company’s copper, diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of March 31, 2024 of approximately 23%, 75% and 74%, respectively.

(2)Excludes the impact of gold hedges and the effect of 37,631 ounces of gold with an average mark-to-market price of $2,220 per ounce and 12.5 million pounds of copper with an average mark-to-market price of $4.01 per pound outstanding under the Mount Milligan Mine’s contracts awaiting final settlement in future months as of March 31, 2024.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings, depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Liquidity and Capital Resources

The Company’s total liquidity position as March 31, 2024 was $1,046.9 million, representing a cash balance of $647.6 million and $399.3 million available under a corporate credit facility. Credit facility availability is reduced by outstanding letters of credit, amounting to $0.7 million as at March 31, 2024.

First Quarter 2024 compared to First Quarter 2023

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by (used in) operating activities.

Cash used in investing activities of $42.7 million was recognized in the first quarter of 2024 compared to $8.1 million in the first quarter of 2023. The increase is primarily related to higher PP&E additions at the Mount Milligan Mine and the Öksüt Mine and the cash payment of $24.5 million related to the Additional Royal Gold Agreement executed in February 2024.

Cash used in financing activities in the first quarter of 2024 was $22.1 million compared to $12.0 million in the first quarter of 2023. The increase was primarily due to repurchase of 1,783,800 Centerra common shares under the Company’s NCIB program in the amount of $10.0 million.
Financial Performance
First Quarter 2024 compared to First Quarter 2023

Revenue of $305.8 million was recognized in the first quarter of 2024 compared to $226.5 million in the first quarter of 2023. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Öksüt Mine and Mount Milligan Mine and higher average realized gold prices. The increase was partially offset by lower average realized copper prices at the Mount Milligan Mine and a decline in molybdenum revenue due to lower prices and sales volumes.

Gold production was 111,341 ounces in the first quarter of 2024 compared to 33,215 ounces in the first quarter of 2023. Gold production in the first quarter of 2024 included 48,317 ounces of gold from the Mount Milligan Mine compared to 33,215 ounces in the first quarter of 2023. The higher gold production at the Mount Milligan Mine was primarily due to higher gold head grade and higher mill throughput. There were 63,024 ounces of gold produced at the Öksüt Mine in the first quarter of 2024 compared to no ounces produced in the first quarter of 2023 due to the suspension of gold room operations at the ADR plant in the comparable period.

Copper production at the Mount Milligan Mine was 14.3 million pounds in the first quarter of 2024 compared to 13.4 million pounds in the first quarter of 2023. The increase in copper production is attributed to higher copper head grade and higher mill throughput, partially offset by lower copper recoveries which were affected by elevated oxidized ore in the mill feed.

The Langeloth Facility roasted 2.9 million pounds and sold 2.9 million pounds of molybdenum in the first quarter of 2024 compared to 3.9 million pounds and 3.3 million pounds in the first quarter of 2023, respectively, in line with the Langeloth Facility’s operating plan for the year.

Cost of sales of $207.2 million was recognized in the first quarter of 2024 compared to $222.8 million in the first quarter of 2023. The decrease was primarily due to lower production costs at the Mount Milligan Mine and lower production costs at the Molybdenum BU due to a reduction in pounds of molybdenum roasted and sold as well as lower average molybdenum prices to purchase third-party molybdenum concentrate to be processed. The decrease was partially offset by higher production costs and DD&A at the Öksüt Mine. With no gold sales in the first quarter of 2023, there was no cost of sales recognized at the Öksüt Mine for that period.

Gold production costs were $746 per ounce in the first quarter of 2024 compared to $1,124 per ounce in the first quarter of 2023. The decrease was primarily due to higher gold ounces sold at the Öksüt Mine as operations resumed. The decrease was also due to an increase in gold ounces sold and lower production costs at the Mount Milligan Mine, partially offset by higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper. Lower production costs at the Mount Milligan Mine were primarily due to a decrease processing costs and timing of inventory sales.

DDA was $33.3 million in the first quarter of 2024 compared to $18.5 million in the first quarter of 2023. The increase in DDA was primarily attributable to the restart of operations at the Öksüt Mine during the second quarter of 2023. With no gold sales in the first quarter of 2023 at the Öksüt Mine, there was no DDA recognized in the cost of sales for that period. The increase in DDA at the Öksüt Mine is partially offset by lower DDA at the Mount Milligan Mine due to the increase in proven and probable reserves as a result of a life-of-mine update at year-end 2023.

All-in sustaining costs on a by-product basisNG were $859 per ounce in the first quarter of 2024 compared to $1,383 per ounce in the first quarter of 2023. The decrease in all-in sustaining costs on a by-product basisNG was primarily due to lower gold production costs at the Mount Milligan Mine, higher gold ounces sold at the Mount Milligan Mine and the Öksüt Mine and lower corporate general administrative costs, partially offset by higher sustaining capital expendituresNG at the Mount Milligan Mine and the Öksüt Mine and lower by-product credits.

All-in costs on a by-product basisNG were $991 per ounce in the first quarter of 2024 compared to $2,107 per ounce in the first quarter of 2023. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG as noted above, lower expensed exploration and evaluation costs, and standby costs at the Öksüt Mine expensed in the comparable period and limited crushing and stacking of ore in the the first quarter of 2023.

Expensed exploration and evaluation expenditures of $15.0 million were recognized in the first quarter of 2024 compared to $17.9 million in the first quarter of 2023. The decrease was primarily due to less drilling activities and technical studies undertaken as part of project evaluation activities at the Goldfield Project during the first quarter of 2024 compared to 2023, partially offset by higher project evaluation costs at the Thompson Creek Mine.

The total expenditures of $15.0 million recognized in 2024 comprised:
•$2.4 million of project evaluation costs at the Goldfield Project ($4.0 million in 2023);
•$1.7 million of drilling and related costs at the Goldfield Project ($7.7 million in 2023);
•$0.5 million of drilling and related costs at the Mount Milligan Mine ($0.4 million in 2023);
•$0.2 million of drilling and related costs at the Öksüt Mine ($0.4 million in 2023);
•$6.9 million of project evaluation costs at the Thompson Creek Mine ($2.6 million in 2023), inclusive of the early works program; and
•$3.3 million of drilling and related costs across the Company’s other exploration projects ($2.8 million in 2023).

Reclamation recovery was $25.0 million in the first quarter of 2024 compared to reclamation expense of $15.6 million in the first quarter of 2023. The reclamation recovery of $25.0 million was primarily attributable to an increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Thompson Creek Mine, Endako Mine and Kemess Project.

Other non-operating income of $16.0 million were recognized in the first quarter of 2024 compared to other non-operating income of $3.2 million in the first quarter of 2023. The increase in other non-operating income is primarily attributable to a higher foreign exchange gain attributable to movement in foreign currency exchange rates and higher interest income earned on the Company’s cash balance.

The Company recognized income tax expense of $29.9 million in the first quarter of 2024, comprising current income tax expense of $37.4 million and deferred income tax recovery of $7.5 million, compared to income tax expense of $8.0 million in the first quarter of 2023, comprising current income tax expense of $6.6 million and deferred income tax expense of $1.4 million. The increase in income tax expense was mainly due to an increase in income generated at the Öksüt Mine.

Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at March 31, 2024 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(1)			As at March 31, 2024
Instrument	Unit	Type	Q2 - Q4 2024	2025	2026	Q2 - Q4 2024	2025	2026	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.30/$1.36	$1.32/$1.38	N/A	$168.0M (34%)	$138.0M	N/A	$306.0M	(1,027)
USD/CAD forward contracts	CAD	Fixed	1.34	1.35	1.37	$196.5M (40%)	$118.0M	$61.3M	$375.8M	210
Total						$364.5M (74%)	$256.0M	$61.3 M	$681.8M	(817)

Fuel (diesel) Hedges
ULSD zero-cost collars(2)	Barrels	Fixed	$101/$113	$99/$113	N/A	30,000 (24%)	9,000	N/A	39,000	(9)
ULSD swap contracts(2)	Barrels	Fixed	$103	$106	$99	65,700 (51%)	42,900	16,800	125,400	436
Total						95,700 (75%)	51,900	16,800	164,400	427

Copper Hedges(3):
Copper zero-cost collars	Pounds	Fixed	$4.00/$5.09	N/A	N/A	7.3M (19%)	N/A	N/A	7.3 M	1,001

Gold Hedges:
Gold put options	Ounces	Fixed	$1,975	N/A	N/A	15,000	N/A	N/A	15,000	—

Gold/Copper Hedges (Royal Gold deliverables)(4):
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	21,554	N/A	N/A	21,554	1,523
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	3.2M	N/A	N/A	3.2M	356
(1)Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed, copper pounds sold and Öksüt Mine gold ounces sold as outlined in the “Outlook” section and is subject to change.
(2)Relates to the Ultra-low-sulfur diesel.
(3)The copper hedge ratio is based on the forecasted copper pounds sold, net of the Mount Milligan Streaming Agreement.
(4)Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the consolidated statements of earnings (loss) was as follows:

	Three months ended March 31,
($ millions)	2024	2023
Foreign exchange hedges	(785)	(3,438)
Fuel hedges	201	840
Copper hedges	450	—

In the second quarter of 2023, the Company purchased a series of gold put options that are settled based on the weekly average London Bullion Market Association (“LBMA”) gold prices. The hedge positions correspond to periods when higher than usual gold ounces sold at the Öksüt Mine were expected to be realized. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices. See more details on the Company’s policy and accounting treatment in note 15 of the condensed consolidated interim financial statements.

As at March 31, 2024, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.
Balance Sheet Review

($millions)	March 31, 2024	December 31, 2023
Total Assets	2,327.0	2,280.8
Total Liabilities	609.0	606.6
Current Liabilities	307.7	297.5
Non-current Liabilities	301.3	309.1
Total Equity	1,718.0	1,674.2
Cash as at March 31, 2024 was $647.6 million compared to $612.9 million as at December 31, 2023. The increase was primarily due to free cash flowNG of $81.2 million, partially offset by the repurchase and cancellation of approximately 1,783,800 Centerra common shares under the Company’s NCIB program amounting to $10.0 million, the cash payment of $24.5 million related to the Additional Royal Gold Agreement and dividends paid of $11.1 million during the three months ended March 31, 2024.

The carrying value of PP&E as at March 31, 2024 was $1.23 billion compared to $1.24 billion as at December 31, 2023. The decrease in PP&E was primarily due to the depreciation and depletion of PP&E of $27.8 million in the normal course of operations during the period, partially offset by the additions of $15.3 million related to ongoing capital projects at the existing mines and projects.

Other non-current assets as at March 31, 2024 was $54.0 million compared to $19.3 million as at December 31, 2023. The increase was primarily due to the initial recognition of a financial asset of $42.2 million as a result of the Additional Royal Gold Agreement, representing the net impact of the incremental amounts of payments to be received from Royal Gold under certain conditions and certain obligation payments to Royal Gold.

Income tax payable as at March 31, 2024 was $73.7 million compared to $41.0 million as at December 31, 2023. The increase was primarily related to current income tax attributable to the Öksüt Mine and a withholding tax liability arising as a result of the repatriation of the Öksüt Mine’s earnings during the quarter.

Other current liabilities as at March 31, 2024 were $28.9 million compared to $54.8 million at December 31, 2023. The decrease was primarily due to $9.5 million of deferred revenue recognized at Mount Milligan Mine related to an advance payment received on the gold and copper concentrate for which no revenue was recognized in December 2023. There was no deferred revenue recorded as at March 31, 2024. In addition, there was a $13.7 million decrease in the current portion of the provision for reclamation related to care and maintenance sites and a $3.5 million decrease in share repurchase liability associated with the Company’s automatic share purchase plan (“ASPP”) under its NCIB.

Deferred tax liabilities as at March 31, 2024 were $5.1 million compared to $16.8 million as at December 31, 2023. The decrease is primarily related to the reversal of temporary differences between accounting and tax bases of the balances related to the Öksüt Mine.

The long-term portion of the provision for reclamation as at March 31, 2024 was $259.3 million compared to $272.6 million at December 31, 2023. The decrease was primarily due to an increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash flows.

Other non-current liabilities as at March 31, 2024 were $36.9 million compared to $19.7 million at December 31, 2023. The increase was primarily due to the non-current deferred revenue of $19.2 million recognized during the first quarter of 2024 related to the Additional Royal Gold Agreement.

Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its current obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 13, 2024, the Company entered into the Additional Royal Gold Agreement, relating to the Mount Milligan Mine. See “Recent Events and Developments” section in this MD&A.

Mount Milligan Mine Financial and Operating Results

	Three months ended March 31,
($millions, except as noted)	2024	2023	% Change
Financial Highlights:
Gold revenue	70.0	56.4	24%
Copper revenue	48.7	52.4	(7)%
Other by-product revenue	1.7	2.1	(19)%
Total revenue	120.5	110.9	9%
Production costs	73.0	84.6	(14)%
Depreciation, depletion, and amortization ("DDA")	18.3	17.3	6%
Earnings from mine operations	29.2	9.0	224%
Earnings from operations(1)	23.6	6.9	242%
Cash provided by mine operations	30.0	27.6	9%
Free cash flow from mine operations(2)	24.1	24.6	(2)%
Additions to property, plant and equipment	0.8	4.3	(82)%
Capital expenditures - total(2)	4.1	1.8	128%
Sustaining capital expenditures(2)	4.1	1.8	128%
Operating Highlights:
Tonnes mined (000s)	12,332	11,321	9%
Tonnes ore mined (000s)	5,414	3,869	40%
Tonnes processed (000s)	5,162	4,705	10%
Process plant head grade gold (g/t)	0.46	0.34	35%
Process plant head grade copper (%)	0.18%	0.17%	6%
Gold recovery (%)	65.6%	65.5%	0%
Copper recovery (%)	76.2%	78.8%	(3)%
Concentrate produced (dmt)	35,402	30,524	16%
Gold produced (oz)(3)	48,317	33,215	45%
Gold sold (oz)(3)	45,132	38,990	16%
Average realized gold price - combined ($/oz)(3)(4)	1,552	1,446	7%
Copper produced (000s lbs)(3)	14,331	13,355	7%
Copper sold (000s lbs)(3)	15,622	15,332	2%
Average realized copper price - combined ($/lb)(3)(4)	3.12	3.42	(9)%
Unit Costs:
Gold production costs ($/oz)	954	1,124	(15)%
All-in sustaining costs on a by-product basis ($/oz)(2)(5)	688	914	(25)%
All-in costs on a by-product basis ($/oz)(2)(5)	727	924	(21)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)(5)	1,044	1,134	(8)%
Copper production costs ($/lb)	1.92	2.66	(28)%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)(5)	2.09	2.67	(22)%
Mining costs per tonne mined ($/tonne)(2)	2.27	2.51	(10)%
Milling costs per tonne processed ($/tonne)(2)	6.07	7.11	(15)%
Site G&A costs per tonne processed ($/tonne)(2)	2.22	2.80	(21)%
On site costs per tonne processed ($/tonne)(2)	13.72	15.95	(14)%
(1)Includes exploration and evaluation costs and other operating costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Mine Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Mine Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Mine Streaming Agreement and the impact of copper hedges.

First Quarter 2024 compared to First Quarter 2023

Earnings from mine operations of $29.2 million were recognized in the first quarter of 2024 compared to $9.0 million in the first quarter of 2023. The increase in earnings from mine operations was primarily due to higher average realized gold prices, higher gold ounces sold driven by mine sequencing and higher gold grades, slightly higher copper pounds sold and lower operating costs. This was partially offset by lower average realized copper prices.
Cash provided by mine operations of $30.0 million was recognized in the first quarter of 2024 compared to $27.6 million in the first quarter of 2023. The increase was primarily due to lower production costs, higher average realized gold prices, higher gold ounces and copper pounds sold, partially offset by unfavourable working capital changes and lower average realized copper prices. The unfavourable working capital change in the first quarter of 2024 compared to the first quarter of 2023 was primarily related to the timing of vendor payments and timing of cash collection on concentrate shipments.

Free cash flowNG from mine operations of $24.1 million was recognized in the first quarter of 2024 compared to $24.6 million in the first quarter of 2023. The decrease is primarily due to higher sustaining capital expenditure compared to the first quarter of 2023, partially offset by the increase in cash provided by mine operations as mentioned above.

During the first quarter of 2024, mining activities were carried out in phases 6, 7, and 9 of the open pit. Phase 9 is the main source of higher copper grades and phase 7 supplies the gold blend. Phase 6 development was conducted to access future high grade copper material. Total tonnes mined were 12.3 million tonnes in the first quarter of 2024 compared to 11.3 million tonnes in the first quarter of 2023 due to shorter haul distances and less stockpile feed to the mill.

Total process plant throughput for the first quarter of 2024 was 5.2 million tonnes, averaging 56,728 tonnes per calendar day compared to 4.7 million tonnes, averaging 52,278 tonnes per calendar day in the first quarter of 2023. The increase in throughput in the first quarter of 2024 was primarily due to increased SAG mill and secondary crushing circuit runtime compared to the first quarter of 2023. Gold production was 48,317 ounces in the first quarter of 2024 compared to 33,215 ounces in the first quarter of 2023. The increase in gold production is primarily attributed to higher gold head grade and higher mill throughput. During the first quarter of 2024, the average gold head grade and recovery were 0.46 g/t and 65.6% compared to 0.34 g/t and 65.5% in the first quarter of 2023. Total copper production was 14.3 million pounds in the first quarter of 2024 compared to 13.4 million pounds in the first quarter of 2023. The increase in copper production is attributed to higher copper head grade and higher mill throughput. During the first quarter of 2024, the average copper head grade and recovery were 0.18% and 76.2% compared to 0.17% and 78.8% in the first quarter of 2023.

Gold production costs were $954 per ounce in the first quarter of 2024 compared to $1,124 per ounce in the first quarter of 2023. The decrease was primarily due to an increase in gold ounces sold as outlined above, lower production costs, partially offset by higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper. Lower production costs were primarily due to a decrease in processing costs, and lower average cost of inventory from higher concentrate production. Processing costs were lower primarily due to lower consumption of grinding media, liners and reagents as well as favourable pricing terms on some reagents, partially offset by an increase in electricity usage due to more tonnes processed.

Copper production costs were $1.92 per pound in the first quarter of 2024 compared to $2.66 per pound in the first quarter of 2023. The decrease was primarily due to overall lower production costs, higher copper pounds sold and lower allocation of costs to copper production costs due to relative changes in the market price of gold and copper.
Mount Milligan Q1 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $688 per ounce in the first quarter of 2024 compared to $914 per ounce in the first quarter of 2023. The decrease was primarily due to lower production costs as noted above and higher gold ounces sold, partially offset by higher sustaining capital expendituresNG and lower copper credits as a result of lower average realized copper prices. Higher capital expenditures in the first quarter of 2024 compared to the first quarter of 2023 were primarily due to higher spending on the TSF and higher spending on projects related to water sourcing and access.

All-in costs on a by-product basisNG were $727 per ounce in the first quarter of 2024 compared to $924 per ounce in the first quarter of 2023. The decrease was due to lower all-in-sustaining costs on a by-product basisNG as noted above.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.
The Öksüt Mine suspended gold doré bar production in early March 2022 when mercury was detected in the gold room at the ADR plant and subsequently suspended heap leaching operations in August 2022. Following the receipt of an amended environmental impact assessment at the end of May 2023, crushing, stacking, and ADR activities resumed at the beginning of June 2023. As a result, the results for the three months ended March 31, 2024 are not directly comparable to the corresponding prior periods.
Öksüt Mine Financial and Operating Results

	Three months ended March 31,
($millions, except as noted)	2024	2023	% Change
Financial Highlights:
Revenue	122.0	—	—%
Production costs(1)	34.8	—	—%
Depreciation, depletion, and amortization ("DDA")	14.2	—	—%
Earnings from mine operations	73.0	—	—%
Earnings (loss) from operations(2)	72.7	(10.8)	773%
Cash provided by (used in) mine operations	101.4	(20.8)	588%
Free cash flow (deficit) from mine operations(3)	90.1	(23.8)	479%
Additions to property, plant and equipment	12.6	3.7	243%
Capital expenditures - total(3)	11.3	3.1	265%
Sustaining capital expenditures(3)	11.3	3.1	265%
Operating Highlights:
Tonnes mined (000s)	3,717	823	352%
Tonnes ore mined (000s)	324	113	187%
Ore mined - grade (g/t)	1.63	1.69	(4)%
Ore crushed (000s)	907	78	1063%
Tonnes of ore stacked (000s)	972	77	1162%
Heap leach grade (g/t)	1.44	2.66	(46)%
Heap leach contained ounces stacked	44,918	6,582	582%
Gold produced (oz)	63,024	—	—%
Gold sold (oz)	59,181	—	—%
Average realized gold price ($/oz)(4)	2,062	n/a	100%
Unit Costs:
Gold production costs ($/oz)	587	n/a	n/a
All-in sustaining costs on a by-product basis ($/oz)(3)	823	n/a	n/a
All-in costs on a by-product basis ($/oz)(3)	826	n/a	n/a
Mining costs per tonne mined ($/tonne)(3)	3.28	2.17	51%
Processing costs per tonne processed ($/tonne)(3)	5.54	2.58	115%
Site G&A costs per tonne processed ($/tonne)(3)	9.74	25.27	(61)%
On site costs per tonne processed ($/tonne)(3)	27.84	51.06	(45)%
(1)Includes government royalties of $11.6 million and nil during three months ended March 31, 2024 and March 31, 2023, respectively.
(2)Includes exploration and evaluation costs and standby costs.
(3)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

First Quarter 2024 compared to First Quarter 2023

Earnings from mine operations were $73.0 million in the first quarter of 2024. No earnings from mine operations were reported in the first quarter of 2023 as no ounces of gold were sold due to the suspension of gold room operations at the ADR plant.

Cash provided by mine operations was $101.4 million in the first quarter of 2024, compared to cash used in mine operations of $20.8 million in the first quarter of 2023. The increase in cash provided by mine operations was mainly due to 59,181 gold ounces sold in first quarter of 2024 compared to no ounces of gold sold in the first quarter of 2023 and a favourable working capital change at the the Öksüt Mine primarily related to the timing of vendor payments. This favourable working capital balance is expected to be reversed as royalty and tax payments are made in the second quarter of 2024.

Free cash flow from mine operationsNG was $90.1 million in the first quarter of 2024, compared to a free cash flow deficit from mine operationsNG of $23.8 million in the first quarter of 2023. The increase in free cash flow from mine operationsNGwas primarily due to an increase in cash provided by mine operations, partially offset by higher sustaining capital expendituresNG mainly from higher capitalized stripping costs.

Mining activities in the first quarter of 2024 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 3.7 million tonnes in the first quarter of 2024 compared to 0.8 million tonnes in the first quarter of 2023 primarily due to limited working space in the pits in the first quarter of 2023 as a result of a the timing of pasture land permit that was not received until February 2023. Mining activities in the first quarter of 2024 were mostly focused on pit stripping and waste removal from the Keltepe pit.

The Öksüt Mine stacked 1.0 million tonnes at an average grade of 1.44 g/t, containing 44,918 ounces of gold in the first quarter of 2024, compared to 0.1 million tonnes stacked at an average grade of 2.66 g/t, containing 6,582 ounces of gold in the first quarter of 2023. The increase in tonnes stacked was primarily due the extended suspension of stacking and leaching operations in 2023. As at March 31, 2024, the Öksüt Mine continues to have elevated levels of product inventory which are expected to be processed during the second quarter.

Gold production in the first quarter of 2024 was 63,024 ounces while no gold production was reported in the first quarter of 2023 due to the suspension of gold room operations at the ADR plant. Gold production costs per ounce were $587 in the first quarter of 2024. No gold production costs per ounce were reported in the first quarter of 2023.

All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG in the first quarter of 2024 were $823 and $826 per ounce, respectively. All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG per ounce were not reported in the first quarter of 2023 as no ounces of gold were sold.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia which is currently on care and maintenance.
Molybdenum BU Financial and Operating Results

	Three months ended March 31,
($millions, except as noted)	2024	2023	% Change
Financial Highlights:
Total revenue	63.4	115.6	(45)%
Production costs	66.1	119.7	(45)%
Depreciation, depletion, and amortization ("DDA")	0.8	1.2	(33)%
Loss from mine operations	(3.5)	(5.3)	34%
Care and maintenance costs - Molybdenum mines	2.9	4.7	(38)%
Reclamation (recovery) expense	(15.5)	13.1	218%
Earnings (loss) from operations(1)	1.9	(26.3)	107%
Cash used in operations	(6.5)	(76.6)	92%
Free cash flow deficit from operations(2)	(7.4)	(76.6)	90%
Additions to property, plant and equipment	0.9	—	0%
Total capital expenditures(2)	0.9	—	0%
Operating Highlights:
Mo purchased (lbs)	2,958	4,184	(29)%
Mo roasted (lbs)(3)	2,891	3,901	(26)%
Mo sold (lbs)	2,948	3,347	(12)%
Average market molybdenum price ($/lb)	19.93	32.95	(40)%
Average realized molybdenum price ($/lb)	20.47	29.91	(32)%
(1)Includes exploration and evaluation costs and other operating costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Amount does not include 0.7 million pounds of molybdenum roasted of toll material during the first quarter of 2023.

First Quarter 2024 compared to First Quarter 2023

Earnings from operations of $1.9 million was recognized in the first quarter of 2024 compared to loss from operations of $26.3 million in the first quarter of 2023. The increase in earnings from operations was primarily due to a reclamation recovery during the first quarter of 2024 compared to a reclamation expense in the first quarter of 2023 resulting from an increase in the risk-free interest rates applied to the underlying future reclamation cash outflows at the Endako Mine and the Thompson Creek Mine in the first quarter of 2024. Partially offsetting the increase in earnings were higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine, including project de-risking activities such as geotechnical drilling, additional engineering costs and site early works. The Thompson Creek Mine continued some early works, including pre-stripping activities in the main open pit area that are expected to continue through the course of 2024. The cost of these activities will be expensed until the Company’s Board authorizes a limited notice to proceed with a re-start of operations.

Cash used in operations was $6.5 million in the first quarter of 2024, compared to cash used by operations of $76.6 million in the first quarter of 2023. The increase in cash provided by operations is primarily due to a favorable change in working capital in the first quarter of 2024 compared to a significant unfavourable working capital change in the first quarter of 2023 at the Langeloth Facility. Partially offsetting the increase in cash provided by operating activities were higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine as discussed above. The total working capital balance of the Molybdenum BU was $108.9 million at March 31, 2024 compared to $114.7 million at December 31, 2023.

Free cash flow deficit from operationsNG of $7.4 million was recognized in the first quarter of 2024, compared to $76.6 million in the first quarter of 2023. The decrease was primarily due to lower cash used in operations in the first quarter of 2024 compared to the first quarter of 2023 as noted above.

The Langeloth Facility roasted and sold 2.9 million pounds of molybdenum in the first quarter of 2024, compared to 3.9 million pounds and 3.3 million pounds, respectively in the first quarter of 2023 to align with the Langeloth Facility’s operating plan for the year.

At March 31, 2024, there were 1.3 million (December 31, 2023 - 1.4 million) pounds of purchased molybdenum outstanding under contracts awaiting final settlement in the subsequent quarter. All of this inventory was adjusted to a fair value of approximately $18.51 (December 31, 2023 - $18.88) per pound at the end of the quarter. Molybdenum in concentrate is purchased at a discount to market molybdenum prices.

(1) The graph presents monthly average molybdenum prices.

Quarterly Results – Previous Eight Quarters

$millions, except per share data	2024	2023				2022
quarterly data unaudited	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	306	340	344	185	227	208	179	168
Net earnings (loss)(1)	66	(29)	61	(40)	(73)	(130)	(34)	(3)
Basic earnings (loss) per share	0.31	(0.13)	0.28	(0.18)	(0.34)	(0.59)	(0.14)	(0.01)
Adjusted earnings (loss) per share - basic	0.15	0.28	0.20	(0.20)	(0.24)	(0.06)	(0.06)	(0.12)
Diluted earnings (loss) per share	0.30	(0.13)	0.27	(0.18)	(0.34)	(0.59)	(0.15)	(0.01)
Adjusted earnings (loss) per share - diluted	0.14	0.28	0.20	(0.20)	(0.24)	(0.06)	(0.06)	(0.12)
(1)Net losses in Q4 2023 and Q4 2022 reflect the impact of a non-cash impairment loss at the Kemess Project.
Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2024 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2023, with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three months ended March 31, 2024.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2023 with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three months ended March 31, 2024.

Accounting Policies and Changes

The accounting policies applied in the condensed consolidated interim financial statements for the three months ended March 31, 2024 is consistent with those used in the company’s consolidated financial statements for the year ended December 31, 2023threeMarch 31, 2024.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, the Company’s management evaluated the effectiveness of the design of its internal controls over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As at March 31, 2024, based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three months ended March 31, 2024, 498 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Adjusted net earnings (loss) is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
•Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
•Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
•Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
•On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2024	2023	2024	2023	2024	2023
Production costs attributable to gold	77.9	43.8	43.1	43.8	34.8	—
Production costs attributable to copper	29.9	40.8	29.9	40.8	—	—
Total production costs excluding Molybdenum BU segment, as reported	107.8	84.6	73.0	84.6	34.8	—
Adjust for:
Third party smelting, refining and transport costs	2.7	1.9	2.4	1.9	0.3	—
By-product and co-product credits	(50.4)	(54.6)	(50.4)	(54.6)	—	—
Adjusted production costs	60.1	31.9	25.0	31.9	35.1	—
Corporate general administrative and other costs	9.6	14.7	—	0.1	0.1	—
Reclamation and remediation - accretion (operating sites)	2.5	0.9	0.5	0.5	1.9	0.4
Sustaining capital expenditures	15.7	4.9	4.1	1.8	11.3	3.1
Sustaining leases	1.7	1.5	1.4	1.3	0.3	0.2
All-in sustaining costs on a by-product basis	89.6	53.9	31.0	35.6	48.8	3.7
Exploration and evaluation costs	7.8	15.3	0.5	0.4	0.2	0.4
Care and maintenance and other costs	5.9	12.9	1.3	—	—	9.5
All-in costs on a by-product basis	103.3	82.1	32.8	36.0	49.0	13.6
Ounces sold (000s)	104.3	39.0	45.1	39.0	59.2	—
Pounds sold (millions)	15.6	15.3	15.6	15.3	—	—
Gold production costs ($/oz)	746	1,124	954	1,124	587	n/a
All-in sustaining costs on a by-product basis ($/oz)	859	1,383	688	914	823	n/a
All-in costs on a by-product basis ($/oz)	991	2,107	727	924	826	n/a
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,013	1,603	1,044	1,134	823	n/a
Copper production costs ($/pound)	1.92	2.66	1.92	2.66	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.09	2.67	2.09	2.67	n/a	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
($millions, except as noted)	2024	2023
Net earnings (loss)	$66.4	$(73.5)
Adjust for items not associated with ongoing operations:
Reclamation (recovery) expense at the Molybdenum BU sites and the Kemess Project	(25.0)	15.6
Transaction costs related to the Additional Royal Gold Agreement	2.5	—
Unrealized foreign exchange gain(1)	(8.9)	—
Income and mining tax adjustments(2)	(6.8)	5.0
Unrealized loss on financial assets relating to the Additional Royal Gold Agreement	1.5	—
Unrealized loss on marketable securities	1.6	—
Adjusted net earnings (loss)	$31.3	$(52.9)

Net earnings (loss) per share - basic	$0.31	$(0.34)
Net earnings (loss) per share - diluted	$0.30	$(0.34)
Adjusted net earnings (loss) per share - basic	$0.15	$(0.24)
Adjusted net earnings (loss) per share - diluted	$0.14	$(0.24)
(1)Effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable related to the Öksüt Mine.
(2)Income tax adjustments mainly resulted from a withholding tax expense on the repatriation of the Öksüt Mine’s earnings.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Cash provided by (used in) operating activities(1)	$99.4	$(99.8)	$30.0	$27.6	$101.4	$(20.8)	$(6.5)	$(76.6)	$(25.5)	$(30.0)
Deduct:
Property, plant & equipment additions	(18.2)	(6.1)	(5.9)	(3.0)	(11.3)	(3.1)	(0.9)	—	(0.1)	—
Free cash flow (deficit)	$81.2	$(105.9)	$24.1	$24.6	$90.1	$(23.9)	$(7.4)	$(76.6)	$(25.6)	$(30.0)
(1)As presented in the Company’s condensed consolidated interim statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Additions to PP&E(1)	$15.3	$8.0	$0.8	$4.3	$12.6	$3.7	$0.9	$—	$1.0	$—
Adjust for:
Costs capitalized to the ARO assets	1.6	(2.9)	3.2	(1.8)	(1.1)	(1.1)	—	—	(0.5)	—
Costs capitalized to the ROU assets	(0.8)	(0.1)	—	(0.1)	(0.5)	—	—	—	(0.3)	—
Other(2)	0.7	(0.1)	0.1	(0.6)	0.3	0.5	—	—	0.3	—
Capital expenditures	$16.8	$4.9	$4.1	$1.8	$11.3	$3.1	$0.9	$—	$0.5	$—
Sustaining capital expenditures	16.2	4.9	4.1	1.8	11.3	3.1	0.5	—	0.3	—
Non-sustaining capital expenditures	0.6	—	—	—	—	—	0.4	—	0.2	—
(1)As presented in note 16 of the Company’s condensed consolidated interim financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
	Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2024	2023	2024	2023
Mining	$28.0	$28.4	$12.3	$1.8
Allocation of mining costs(1)	(1.4)	(0.3)	(8.5)	(1.2)
Milling	31.3	33.5	5.4	0.2
Site G&A costs	11.5	14.4	9.4	1.9
Change in inventory, royalties and other	3.6	8.6	16.2	(2.7)
Production costs	$73.0	$84.6	$34.8	$—
Ore and waste tonnes mined (000's tonnes)	12,332	11,321	3,717	822
Ore processed (000's tonnes)	5,162	4,705	972	76
Mining costs per tonne mined ($/tonne)	2.27	2.51	3.28	2.17
Processing costs per tonne processed ($/tonne)	6.07	7.11	5.54	2.58
Site G&A costs per tonne processed ($/tonne)	2.22	2.80	9.74	25.27
On site costs per tonne processed ($/tonne)	13.72	15.95	27.84	51.06
(1)Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

Qualified Person & QA/QC – Non-Exploration (including Production information)

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and Centerra’s Senior Director, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves contained in this document. Mr. St-Onge is a Qualified Person within the meaning of the Canadian Securities Administrator’s National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

Lars Weiershäuser, PhD, PGeo, and Centerra’s Director of Geology, has reviewed and approved the scientific and technical information related to mineral resources estimates contained in this document. Dr. Weiershäuser is a Qualified Person within the meaning of NI 43-101.

AC (Chris) Hunter, Professional Geoscientist, member of the Engineers and Geoscientists of British Columbia (EGBC) and Centerra’s Senior Geologist, has reviewed and approved the scientific and technical information related to mineral resources estimates at Mount Milligan contained in this document. Mr. Hunter is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer and Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Projects each of whom is a qualified person for the purpose of NI 43-101.

The Mount Milligan Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021March 31, 2023), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated September 3, 2015 (with an effective date of June 30, 2015), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.
Supplementary Information: Exploration Update

Mount Milligan Mine

Refer to section “Recent Events and Developments” within the MD&A for the period ended March 31, 2024.

Öksüt Mine and Türkiye

At the Öksüt Mine, Türkiye, five diamond drill holes were completed to test for a potential deep porphyry target beneath the Keltepe pit. The quest to test for a deep porphyry deposit stemmed from historical holes drilled on the Öksüt license which had confirmed the presence of potassic alteration related to porphyry intrusive. Centerra also drilled two deep holes on the property. These holes were re-assessed during 2023 and concluded that the historic deep holes most likely drilled on the margins of the porphyry target zones and porphyry related potassic alteration is present. The holes intercepted zone of sericite and potassic alteration but did not return significant copper grade values.

At Ulu and Nallihan JV areas, surface geological mapping, rock and soil sampling programs were carried out.

Goldfield Project

Refer to section “Recent Events and Developments” within the MD&A for the period ended March 31, 2024.

Oakley Project

Refer to section “Recent Events and Developments” within the MD&A for the period ended March 31, 2024.

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario and Exploration Manager, Canada at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine is described in the Company’s most recent AIF, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar and in a technical report dated November 7, 2022 (with an effective date of December 31, 2021March 31, 2023) prepared in accordance with NI 43-101, which is available on SEDAR+ at www.sedarplus.ca.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine were prepared, reviewed, verified, and compiled in accordance with NI 43-101 by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt Mine is described in the Company’s most recent AIF, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Exploration information and other related scientific and technical information in this news release regarding the Goldfield Project and the Oakley exploration property were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Goldfield Project is described in the Company’s most recent AIF, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO), who is a qualified person for the purpose of NI 43-101.